Vote your proxy today!

Earlier this year BlackRock announced plans to combine with another highly regarded asset manager—Merrill Lynch Investment Managers (MLIM). This transaction is expected to be completed at the end of the third quarter of 2006, subject to various regulatory and shareholder approvals and customary closing conditions.

BlackRock and Merrill Lynch Investment Managers possess complementary capabilities that will create an organization uniting some of the finest money managers in the industry. After the transaction is complete, the new firm, which will be called BlackRock, will be one of the top-10 investment managers worldwide, entrusted with over $1 trillion in assets under management (based on combined assets under management as of March 31, 2006).	Upcoming changes at BlackRock require that mutual fund shareholders vote their proxies

Mail	Phone	Internet	In Person

June 15, 2006

Dear Shareholder:

You are cordially invited to attend a special shareholder meeting (the “Special Meeting”) of BlackRock Dividend Achievers™ Portfolio (the “BlackRock Fund”), a series of BlackRock Funds, to be held on Tuesday, August 22, 2006. Before the Special Meeting, I would like to provide you with additional background and ask for your vote on an important proposal affecting the BlackRock Fund.

The proposal you will be asked to consider at the meeting, as described in the enclosed Combined Prospectus/Proxy Statement, is the proposed reorganization (the “Reorganization”) of the BlackRock Fund into Merrill Lynch Equity Dividend Fund (the “ML Fund”), a fund with an investment objective and investment policies similar to those of the BlackRock Fund. As you know, the BlackRock Fund is advised by BlackRock Advisors, Inc., a subsidiary of BlackRock, Inc. (“BlackRock”). When the transaction between Merrill Lynch Investment Managers, L.P. (“MLIM”) and BlackRock (as discussed below) is completed, the ML Fund will be managed by BlackRock Advisors, Inc., or its successor (“BlackRock Advisors”), and it is expected to be renamed BlackRock Equity Dividend Fund. It is a condition to the closing of the Reorganization that the transaction between MLIM and BlackRock shall have been completed. MLIM, BlackRock or their affiliates will pay all expenses of completing the Reorganization, including proxy solicitation costs. As a result, the shareholders of the BlackRock Fund will not bear the costs of the Reorganization.

The proposal you will be asked to consider at the meeting arises from the agreement by Merrill Lynch & Co., Inc. (“Merrill Lynch”), to combine MLIM and certain affiliates with BlackRock, one of the largest publicly traded investment management firms in the United States, to form a new asset management company that will be one of the world’s preeminent, diversified global money management organizations with approximately $1 trillion in assets under management. Based in New York, BlackRock currently manages assets for institutional and individual investors worldwide through a variety of equity, fixed income, cash management and alternative investment products. The new company will operate under the BlackRock name and be governed by a board of directors with a majority of independent members. The new company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the United States and in non-U.S. markets. It will have over 4,500 employees in 18 countries and a major presence in most key markets, including the United States, the United Kingdom, Asia, Australia, the Middle East and Europe. The transaction has been approved by the boards of directors of Merrill Lynch, BlackRock and The PNC Financial Services Group, Inc., BlackRock’s current majority shareholder, and is expected to close at the end of the third quarter of 2006.

This proposed Reorganization is part of the effort to consolidate certain of the comparable MLIM and BlackRock mutual funds to eliminate redundancies and achieve certain operating efficiencies. The Board of Trustees of the BlackRock Funds believes the Reorganization is in the best interests of the BlackRock Fund and its shareholders, and unanimously recommends that you vote “For” the proposed Reorganization.

I encourage you to carefully review the enclosed materials, which explain this proposal in more detail. As a shareholder, your vote is important, and we hope that you will respond today to ensure that your shares will be represented at the Special Meeting. You may vote using one of the methods below by following the instructions on your proxy card:

•	By touch-tone telephone;
•	By internet;
•	By returning the enclosed proxy card in the postage-paid envelope; or
•	In person at the Special Meeting.

If you do not vote using one of these methods, you may be called by Computershare Fund Services, our proxy solicitor, to vote your shares over the phone.

As always, we appreciate your support.

Sincerely, David R. Wilmerding, Jr. Trustee and Chairman of the Board

Please vote now. Your vote is important.

To avoid the wasteful and unnecessary expense of further solicitation, we urge you to promptly indicate your voting instructions on the enclosed proxy card, date and sign it and return it in the envelope provided, or record your voting instructions by telephone or via the internet, no matter how large or small your holdings may be. If you submit a properly executed proxy but do not indicate how you wish your shares to be voted, your shares will be voted “For” the Reorganization. If your shares are held through a broker, you must provide voting instructions to your broker about how to vote your shares in order for your broker to vote your shares at the Special Meeting.

Questions and Answers

We recommend that you read the complete Combined Prospectus/Proxy Statement. For your convenience, we have provided a brief overview of the issue to be voted on.

Q:	Why is a shareholder meeting being held?

A:	You are being asked to approve an agreement and plan of reorganization (the “Reorganization”) between BlackRock Dividend AchieversTM Portfolio (the “BlackRock Fund”), a portfolio of BlackRock FundsSM (“BlackRock Funds”), and Merrill Lynch Equity Dividend Fund (the “ML Fund”), a fund that pursues an investment objective and investment policies similar to that of the BlackRock Fund. If the proposed Reorganization is approved and completed, an account at the ML Fund will be set up in your name, you will become a shareholder of the ML Fund and the BlackRock Fund will be terminated as a series of BlackRock Funds. Please refer to the Combined Prospectus/Proxy Statement for a detailed explanation of the proposed Reorganization and for a more complete description of the ML Fund.

The Reorganization arises from the agreement by Merrill Lynch & Co., Inc. (“Merrill Lynch”), to combine Merrill Lynch Investment Managers, L.P. (“MLIM”) and certain affiliates, with BlackRock, Inc. (“BlackRock”), one of the largest publicly traded investment management firms in the United States, to form a new asset management company that will be one of the world’s preeminent, diversified global money management organizations with approximately $1 trillion in assets under management. The Reorganization is part of a larger initiative to consolidate certain of the comparable MLIM and BlackRock mutual funds to eliminate redundancies and achieve certain operating efficiencies. As you know, the BlackRock Fund is advised by BlackRock Advisors, Inc., a subsidiary of BlackRock. When the transaction between MLIM and BlackRock is completed, the ML Fund will be managed by BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”), and it is expected to be renamed BlackRock Equity Dividend Fund. MLIM, BlackRock or their affiliates will pay all expenses of completing the Reorganization, including proxy solicitation costs. As a result, the shareholders of the BlackRock Fund will not bear the costs of the Reorganization. It is a condition to the closing of the Reorganization that the transaction between MLIM and BlackRock shall have been completed.

BlackRock is one of the largest publicly traded investment management firms in the United States with approximately $463 billion in assets under management as of March 31, 2006. Based in New York, BlackRock currently manages assets for institutional and individual investors worldwide through a variety of equity, fixed income, cash management and alternative investment products. The new company will operate under the BlackRock name and be governed by a board of directors with a majority of independent members. The new company will offer a full range of equity, fixed income, cash management and alternative investment products with strong representation in both retail and institutional channels, in the United States and in non-U.S. markets. It will have over 4,500 employees in 18 countries and a major presence in most key markets, including the United States, the United Kingdom, Asia, Australia, the Middle East and Europe. The transaction has been approved by the boards of directors of Merrill Lynch, BlackRock and The PNC Financial Services Group, Inc., BlackRock’s current majority shareholder, and is expected to close at the end of the third quarter of 2006.

Q:	How does the Board of Trustees suggest that I vote?

A:	After careful consideration, the Board of Trustees of BlackRock Funds (the “BlackRock Fund Board”) has determined that the proposed Reorganization will benefit the shareholders of the BlackRock Fund and recommends that you cast your vote “For” the proposed Reorganization. The BlackRock Fund Board considered the similarities between the investment objectives and policies of the ML Fund and the BlackRock Fund and anticipates that shareholders of the BlackRock Fund will benefit from (i) the expected operating efficiencies from the larger net asset size of the combined fund, (ii) the combined fund having net operating expenses at or below those of the BlackRock Fund prior to the Reorganization, after taking into account contractual and/or voluntary fee waivers, and (iii) receiving substantially the same level of services as currently offered in addition to a broader array of investment options offered by the larger combined fund family.

Q:	How will the Reorganization affect me?

A:

If shareholders of the BlackRock Fund approve the proposed Reorganization, substantially all of the assets and certain stated liabilities of the BlackRock Fund will be combined with those of the ML Fund and you will become a shareholder of the ML Fund. An account will be set up in your name at the ML Fund and you will receive shares of the ML Fund.

You will receive the same or a similar class of shares of the ML Fund as you currently hold of the BlackRock Fund. The aggregate net asset value of the shares you receive in the Reorganization will equal the aggregate net asset value of the shares you own immediately prior to the Reorganization. As a result of the Reorganization, however, a shareholder of the BlackRock Fund will hold a smaller percentage of ownership in the combined fund than he or she held in the BlackRock Fund prior to the Reorganization.

Q:	In the Reorganization, will I receive shares of the ML Fund of the same class as the shares of the BlackRock Fund that I now hold?

A:	You will receive shares of the ML Fund of the same or a similar class as the shares you own of the BlackRock Fund.

Q:	Will I own the same number of shares of the ML Fund as I currently own of the BlackRock Fund?

A:	No, you will receive shares of the ML Fund with the same aggregate net asset value as the shares of the BlackRock Fund you own prior to the Reorganization. However, the number of shares you receive will depend on the relative net asset value of the shares of the two Funds on the closing date. Thus, on the closing date, if the net asset value of a share of the ML Fund is lower than the net asset value of the corresponding share of the BlackRock Fund, you will receive a greater number of shares of the ML Fund in the Reorganization than you held in the BlackRock Fund before the Reorganization. On the other hand, if the net asset value of a share of the ML Fund is higher than the net asset value of the corresponding share of the BlackRock Fund, you will receive fewer shares of the ML Fund in the Reorganization than you held in the BlackRock Fund before the Reorganization. The aggregate net asset value of your ML Fund shares immediately after the Reorganization will be the same as the aggregate net asset value of your BlackRock Fund shares immediately prior to the Reorganization.

Q:	Will my privileges as a shareholder change after the Reorganization?

A:	Your rights as a shareholder will not change in any substantial way as a result of the Reorganization. In addition, the shareholder services available to you after the Reorganization will be substantially the same or may become more favorable.

Q:	Who will advise the ML Fund once the Reorganization is completed?

A:	The ML Fund will be managed by BlackRock Advisors, a wholly-owned subsidiary of BlackRock, pursuant to an investment advisory agreement to be entered into following the completion of the transaction between MLIM and BlackRock.

Q:	Will I have to pay any sales load, commission or other similar fee in connection with the Reorganization?

A:	No, you will not pay any sales load, commission or other similar fee in connection with the Reorganization. As more fully discussed in the Combined Prospectus/Proxy Statement, the holding period with respect to any contingent deferred sales charge that applies to shares of the ML Fund acquired by you in the Reorganization will be measured from the earlier of the time (i) you purchased your BlackRock Fund shares or (ii) you purchased your shares of any other BlackRock fund and subsequently exchanged them for shares of the BlackRock Fund.

Q:	How do operating expenses paid by the ML Fund compare to those payable by the BlackRock Fund?

A:	Following the Reorganization, the ML Fund’s projected net operating expenses are expected to be at or below those of the BlackRock Fund after taking into account contractual and/or voluntary fee waivers.

Q:	What will I have to do to open an account in the ML Fund? What happens to my account if the Reorganization is approved?

A:	If the Reorganization is approved, an account will be set up in your name and your shares automatically will be converted into shares of the ML Fund, and we will send you written confirmation that this change has taken place. You will receive the same or a similar class of shares of the ML Fund as you currently hold of the BlackRock Fund. The aggregate net asset value of the shares you receive in the Reorganization will be equal to the aggregate net asset value of the shares you own immediately prior to the Reorganization. No certificates for shares will be issued in connection with the Reorganization. If you currently hold certificates representing your shares of the BlackRock Fund, it is not necessary to surrender such certificates.

Q:	Will I have to pay any federal taxes as a result of the Reorganization?

A:	The Reorganization is expected to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the Reorganization so qualifies, in general, the BlackRock Fund will not recognize any gain or loss as a result of the transfer of substantially all of its assets and certain stated liabilities in exchange solely for shares of the ML Fund or as a result of its liquidation, and you will not recognize any gain or loss upon your receipt solely of shares of the ML Fund in connection with the Reorganization.

Q:	What if I redeem or exchange my shares before the Reorganization takes place?

A:	If you choose to redeem or exchange your shares before the Reorganization takes place, the redemption or exchange will be treated as a normal redemption or exchange of shares and, generally, will be a taxable transaction and any applicable redemption fees will be applied. Also, in the case of redemption, any applicable contingent deferred sales charges will be applied.

Q:	How do I vote my proxy?

A:	You may cast your vote by mail, telephone or internet or in person at the special shareholder meeting. To vote by mail, please mark your vote on the enclosed proxy card and sign, date and return the card in the postage-paid envelope provided. To vote by telephone or over the internet, please have the proxy card in hand and call the telephone number or go to the website address listed on the proxy card and follow the instructions.

Q:	When will the Reorganization occur?

A:	If approved by shareholders, the Reorganization is expected to occur contemporaneously with or soon after the transaction between MLIM and BlackRock, which is expected to occur at the end of the third quarter of 2006. The Reorganization will not take place if for any reason the transaction between MLIM and BlackRock does not occur or if the Reorganization is not approved by BlackRock Fund shareholders at the Special Meeting.

Q:	Whom do I contact for further information?

A:	You can contact your financial adviser for further information. You may also call Computershare Fund Services, our proxy solicitor, at 1-866-390-5114 or visit our website at www.blackrock.com where you can send us an e-mail message by selecting “Contact Us.”

Important additional information about the proposal is set forth in the accompanying Combined Prospectus/Proxy Statement. Please read it carefully.

If you need any assistance, or have any questions regarding the proposals or how to vote your shares, please call 1-866-390-5114.

Please don’t delay! It is important that you vote today. Your prompt response will avoid additional mailings.

BlackRock FundsSM

100 Bellevue Parkway, Wilmington, Delaware 19809 • (800) 441-7762

FORWARD LOOKING STATEMENTS

This communication, and other statements that BlackRock may make, including statements about the benefits of the transaction with Merrill Lynch, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions. BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. In addition to factors previously disclosed in BlackRock’s Securities and Exchange Commission (SEC) reports and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the ability of BlackRock to complete the transaction with Merrill Lynch; (2) BlackRock’s ability to successfully integrate the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former MLIM assets along with its historical assets under management; (4) the relative and absolute investment performance of BlackRock’s investment products, including its separately-managed accounts and the former MLIM business; and (5) BlackRock’s success in maintaining distribution of its products. BlackRock’s Annual Reports on Form 10-K and BlackRock’s subsequent reports filed with the SEC, accessible on the SEC’s website at http://www.sec.gov and on BlackRock’s website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can affect forward-looking statements. The information contained on our website is not a part of this press release.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, a registration statement of New BlackRock, Inc. (Registration No. 333-134916), which includes a preliminary proxy statement of BlackRock, and other materials have been filed with the SEC and are publicly available. The proxy statement/prospectus will be mailed to the stockholders of BlackRock. STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Such proxy statement/prospectus (when available) and other relevant documents may also be obtained, free of charge, on the Securities and Exchange Commission’s website (http://www.sec.gov) or by contacting our Secretary, BlackRock, Inc., 40 East 52nd Street, New York, New York 10022.

PARTICIPANTS IN THE SOLICITATION

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transactions. The participants in such solicitation may include BlackRock’s executive officers and directors. Further information regarding persons who may be deemed participants is available in the proxy statement/prospectus filed with the Securities and Exchange Commission in connection with the transactions.

WR-DA